Exhibit 99.1

Global Engine Group Holding Limited Receives Nasdaq Minimum Bid Price Deficiency Notice

Hong Kong, October 31, 2025 (GLOBE NEWSWIRE) -- Global Engine Group Holding Limited (the “Company”), a Hong Kong-headquartered integrated solutions provider in information communication technologies (“ICT”), today announced that it has received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”), dated October 27, 2025, stating that the Company is not in compliance with the requirement to maintain a minimum bid price of $1 per share as set forth under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”) for continued listing on The Nasdaq Capital Market.

Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based upon the closing bid price of the Company’s Class A ordinary shares (the “Shares”) for the last 30 consecutive business days, the Company no longer satisfies this requirement.

The Notice indicated that the Company has 180 calendar days, or until April 27, 2026 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Rule. To regain compliance with the Minimum Bid Price Rule, the closing bid price of the Company’s Shares must be at least $1.00 per share for a minimum of 10 consecutive business days at any time prior to the expiration of the Compliance Period.

The Notice has no immediate effect on the listing of the Company’s Shares, which will continue to trade on the Nasdaq Capital Market under the symbol “GLE.”

The Company is monitoring the closing bid price of the Shares and evaluating options to regain compliance with the Minimum Bid Price Rule, including by effecting a reverse stock split, if necessary. However, there can be no assurance that the Company will be able to regain or maintain compliance with the Minimum Bid Price Rule.

About Global Engine Group Holding Limited

Global Engine Group Holding Limited is an integrated solutions provider that operates via wholly-owned subsidiaries incorporated in Hong Kong to deliver (i) ICT solution services which include the cloud platform deployment, IT system design and configuration, maintenance, data center colocation and cloud services; (ii) technical services which include the technical development, support, and outsourcing services for data center and cloud computing infrastructure, mobility and fixed network communications, as well as IoT projects; and (iii) project management services which enhances productivity and collaboration management and enables successful implementations and adoption of solutions for customers, to drive business outcomes and innovation for its customers. The Company’s target customer groups include: (i) small to medium-sized telecom operators and ICT service providers seeking expansion in Hong Kong and the South East Asian market; (ii) data center and cloud computing services providers; and (iii) Internet-of-things (“IoT”) solutions providers. For more information, please visit: www.globalengine.com.hk; ir.globalengine.com.hk/.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations
WFS Investor Relations Inc.
Janice Wang, Managing Partner
Email: services@wealthfsllc.com
Phone: +1 628 283 9214